

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Waqaas Al-Siddiq
Chief Executive Officer
Biotricity Inc.
203 Redwood Shores Parkway, Suite 600
Redwood City, CA 94065

      Re: Biotricity Inc.
          Registration Statement on Form S-3
          Filed May 8, 2024
          File No. 333-279226

Dear Waqaas Al-Siddiq:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Conlon Danberg at 202-551-4466 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services

cc: David B. Manno, Esq.